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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)*

                         Drexler Technology Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  261876-10-6
                              --------------------
                                 (CUSIP Number)

                      Calendar Year Ended December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

---------------------
CUSIP No. 261876-10-6
---------------------

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jerome Drexler

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
    (SEE INSTRUCTIONS)                                                 (b) [ ]
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------
                   5   SOLE VOTING POWER
                       1,310,548 *
     NUMBER OF     -----------------------------------------------------------
      SHARES       6   SHARED VOTING POWER
   BENEFICIALLY        15,000 *
     OWNED BY      -----------------------------------------------------------
  EACH REPORTING   7   SOLE DISPOSITIVE POWER
      PERSON           1,310,548 *
       WITH        -----------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER
                       15,000 *
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       1,310,548 *
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS)
                       [X]
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                       13.3%
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12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                       IN
------------------------------------------------------------------------------

* Please refer to Item 4 on page 3 hereof regarding certain shares omitted or included in such totals.

ITEM 1 (a)         NAME OF ISSUER:
                   Drexler Technology Corporation

ITEM 1 (b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   1077 Independence Avenue
                   Mountain View, California 94043

ITEM 2 (a)         NAME OF PERSON FILING:
                   Jerome Drexler

ITEM 2 (b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                   1077 Independence Avenue
                   Mountain View, California 94043

ITEM 2 (c)         CITIZENSHIP:
                   United States of America

ITEM 2 (d)         TITLE OF CLASS OF SECURITIES:
                   Common Stock, $0.01 Par Value

ITEM 2 (e)         CUSIP NUMBER:
                   261876-10-6

ITEM 3             Not Applicable

ITEM 4             OWNERSHIP AS OF DECEMBER 31, 1999
             (a)   Shares Beneficially Owned:

                        (i)     Held by me beneficially
                                and of record..........................     1,310,548 *

                        (ii)    Held directly or indirectly
                                by my wife Sylvia B. Drexler;**
                                beneficial ownership disclaimed
                                by me under Rule 13d-4.................       186,450 **

                        (iii)   Held by The Drexler Foundation;***
                                beneficial ownership disclaimed
                                by me under Rule 13d-4.................        15,000 ***

                        (iv)    Total shares reported..................     1,511,998 *

             (b)   Percent of Class:
                   The 1,511,998* reported shares constitute 15.4% of the 9,821,104 shares outstanding on December 31, 1999; the 1,310,548* shares owned beneficially by me constitute 13.3% of such shares as of December 31, 1999.

             (c)   Number of shares as to which I have:

                        (i)     Sole power to vote or to
                                direct the vote.........................    1,310,548 *

                        (ii)    Shared power to vote or to
                                direct the vote.........................       15,000 ***

                        (iii)   Sole power to dispose or to
                                direct the disposition of...............    1,310,548 *

                        (iv)    Shared power to dispose or to
                                direct the disposition of...............       15,000 ***

* Pursuant to Rule 13d-3(d)(1)(i), this figure includes 240,600 shares which I had the right to purchase within sixty days of December 31, 1999.
** Pursuant to Rule 13d-3(a), this figure includes 14,350 shares held by my spouse as custodian for a grandchild under the California Uniform Transfers to Minors Act (CUTMA); my spouse disclaims beneficial ownership of all such custodial shares under Rule 13d-4.
*** Pursuant to Rule 13d-3(a), this figure consists of 15,000 shares owned by The Drexler Foundation, a California non-profit corporation, whose assets are perpetually dedicated to charity. The power to vote and to dispose of the shares is shared by the Foundation's trustees, consisting of myself and my spouse; I disclaim beneficial ownership of the shares owned by this Foundation under Rule 13d-4.

ITEM 5       Not Applicable

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             Disclosed above under Item 4, subparagraph (a)(ii) and (iii).

ITEM 7       Not Applicable

ITEM 8       Not Applicable

ITEM 9       Not Applicable

ITEM 10      Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000

                             /s/Jerome Drexler
                             -------------------------------
                             JEROME DREXLER

            ATTENTION: INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)